                                                                       EXECUTION


GOLDMAN SACHS CANADA            GOLDMAN SACHS            BANK OF MONTREAL
CREDIT PARTNERS CO.          CREDIT PARTNERS L.P.       129, RUE ST-JACQUES
     SUITE 1201                85 BROAD STREET              12TH FLOOR
 150 KING STREET W.           NEW YORK, NEW YORK         MONTREAL, QUEBEC
  TORONTO, ONTARIO                  10004                     H2Y 1L6
   CANADA M5H IJ9


PERSONAL & CONFIDENTIAL

February 9, 1998

Canadian National Railway Company
935 de La Gauchetiere West, 3rd Floor
Montreal, Quebec
H3B 2M9

Attention:      Michael J. Sabia
                Executive Vice President and Chief Financial Officer

       Re:      $1.8 Billion Senior Credit Facilities

Ladies and Gentlemen:

You have advised us that Canadian National Railway Company (the ``Company'') intends to acquire (the ``Acquisition'') the outstanding capital stock of Illinois Central Corporation, a Delaware corporation (``Target''), through a tender offer (the ``Tender Offer'') by Company Merger Sub, Inc., a newly formed, wholly-owned Subsidiary (``Merger Sub'') of the Company, for up to 75% of the shares of Target (the ``Shares''), followed by a merger of Merger Sub with and into Target (the ``Merger'') in which Target will be the surviving corporation and in which any Shares not purchased in the Tender Offer will be cancelled in exchange for cash and/or stock consideration. We understand that the Tender Offer will be conditioned on, among other things, the tender and purchase of at least 50.1% of the Shares (the ``Minimum Shares'') on a fully diluted basis and that a merger agreement (the ``Merger Agreement'') will be entered into between the Company and Target providing for the Merger. Upon the consummation of the Merger, Target will be a wholly-owned subsidiary of the Company (subject to a voting trust arrangement established to comply with applicable law).

You have also advised us that you propose to finance the cash consideration to be paid in connection with the Acquisition and related fees and expenses, to refinance certain existing indebtedness and to finance the Company's ongoing working capital and general corporate requirements with senior credit facilities of up to US$1.8 billion (the ``Senior Facilities''), together with other available cash at the Company.

NY1-568162                                                             EXECUTION

Canadian National Railway Company
February 9, 1998
Page 2

Subject to the terms and conditions contained in this letter and the attached Annex A and Annex B (collectively, the ``Commitment Letter''), Goldman Sachs Canada Credit Partners Co. (``GSCCP'') and Goldman Sachs Credit Partners L.P. (``GSCP'') are pleased to confirm their commitment to provide 50% of the entire $1.8 billion of Senior Facilities, and Bank of Montreal (``BMO''; together with GSCP and GSCCP, the ``Lead Lenders'') is pleased to confirm its commitment to provide 50% of the entire $1.8 billion of Senior Facilities. GSCP is pleased to confirm its commitment to act as Advisor and Syndication Agent and as an Arranger in connection with the Senior Facilities. BMO is pleased to confirm its commitment to act as Administrative Agent and as an Arranger in connection with the Senior Facilities. Co-Documentation Agents will be determined by the Company in consultation with the Lead Lenders. Our agreement with respect to certain fees payable to the Lead Lenders and certain other matters is set forth in a separate letter (the ``Fee Letter'') of even date herewith.

Each Lead Lender's commitment is subject, in its discretion, to the following conditions: (i) there shall not have been, since September 30, 1997, any material adverse change in or effect on, either individually or in the aggregate, the condition, operations, properties, business or results of operations of the Company and its subsidiaries, taken as a whole, which adversely affects or could reasonably be expected to adversely affect the ability of the Company and its subsidiaries, taken as a whole, to perform any of their obligations under the Senior Facilities, and (ii) there shall not have been, since September 30, 1997, any material adverse change in or effect on, either individually or in the aggregate, the condition, operations, properties, business or results of operations of Target and its subsidiaries, taken as a whole, which adversely affects or could reasonably be expected to adversely affect the ability of Target and its subsidiaries, taken as a whole, to perform any of their obligations under the Senior Facilities. Each Lead Lender's commitment is also subject, in its discretion, to the satisfactory negotiation, execution and delivery of appropriate loan documents relating to the Senior Facilities, including, without limitation, a credit agreement, guaranties, opinions of counsel and other related definitive documents (collectively, the ``Loan Documents'') to be based upon and substantially consistent with the terms set forth in this Commitment Letter.

In the event that information, conditions or events come to our attention after the date hereof that (i) relate to the Company or Target or their respective subsidiaries, (ii) are inconsistent with the written information previously disclosed by you to the Lead Lenders in connection with the Senior Facilities and (iii) would reasonably be expected to result in a material adverse change in or effect on, either individually or in the aggregate, the condition, operations, properties, business or results of operations of the Company, Target and their respective subsidiaries, taken as a whole, which change or effect adversely affects or could reasonably be expected to adversely affect the ability of the Company, Target and their respective subsidiaries, taken as a whole, to perform any of their obligations under the Senior Facilities, or in the event any of the conditions set forth in the Loan Documents are not satisfied, we may, in our sole discretion, suggest alternative financing amounts or structures that ensure adequate protection for the Lead Lenders and the Lenders (as defined in the attached Annex B) or decline to participate in the proposed financing.

NY1-568162                                                             EXECUTION

Canadian National Railway Company
February 9, 1998
Page 3



The terms of this Commitment Letter are intended as an outline of certain of the material terms of the Senior Facilities, but do not include all of the terms, conditions, covenants, representations, warranties, default clauses and other provisions that will be contained in the Loan Documents. The Loan Documents shall include, in addition, provisions that are customary or typical for financings of this type and other provisions that the Lead Lenders may reasonably determine to be appropriate in the context of the proposed transactions.

The Lead Lenders intend and reserve the right to syndicate the Senior Facilities to the Lenders. The Lead Lenders will select the Lenders in consultation with the Company. The Lead Lenders will lead the syndication of the Senior Facilities, including determining the timing of all offers to potential Lenders, the acceptance of commitments, the amounts offered, allocations of final commitments, any titles of agent or similar designations awarded to Lenders (other than the titles of Documentation Agent and Co-Documentation Agent, which will be determined by the Company in consultation with the Lead Lenders) and the compensation provided to each Lender from the amounts to be paid to the Lead Lenders pursuant to the terms of this Commitment Letter and the Fee Letter.

You agree to cooperate and to use commercially reasonable efforts to cause Target to cooperate with the Lead Lenders in connection with (i) the preparation of an information package regarding the business and operations and prospects of each of the Company and Target and their respective subsidiaries, such cooperation to include, without limitation, the delivery of all information prepared by or on behalf of the Company, Target and their respective subsidiaries and relating to the transactions contemplated hereunder that is deemed reasonably necessary by the Lead Lenders to complete the syndication of the Senior Facilities, (ii) the presentation of such information package in meetings and other communications with prospective Lenders in connection with the syndication of the Senior Facilities and (iii) facilitating assignments of the Senior Facilities to additional Lenders. You acknowledge that the Lead Lenders will be using and relying upon the information contained in such information package and presentation without independent verification thereof. In addition, you represent and covenant that, to your best knowledge (i) all information, other than the Projections (as defined below) provided by you to the Lenders in connection with the transactions contemplated hereunder, taken as a whole, is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading as of the date provided by you and (ii) all financial projections concerning the Company or the Target provided by you to the Lenders in connection with the transaction contemplated hereunder (the ``Projections'') have been or will be prepared in good faith based upon reasonable assumptions.

NY1-568162                                                             EXECUTION

Canadian National Railway Company
February 9, 1998
Page 4




You agree to the provisions with respect to our indemnity and other matters set forth in Annex A.

You also agree to reimburse us periodically for our reasonable out-of-pocket expenses, including reasonable and customary syndication costs and expenses and the reasonable fees and disbursements of our attorneys and any other consultants or advisors that we retain, plus any sales, use or similar taxes (including additions to such taxes, if any) arising in connection with any matter referred to in this Commitment Letter or the Fee Letter (in each case, whether incurred before or after the date hereof and whether or not the Senior Facilities are funded or the Acquisition is consummated).

Please note that this Commitment Letter, the Fee Letter and any written or oral advice provided by any of the Lead Lenders in connection with this arrangement is exclusively for the information of the Company and its attorneys and advisors and may not be disclosed to any third party or circulated or referred to publicly without our prior written consent, except that (x) the Commitment Letter and the Fee Letter, any of the terms thereof and any such advice may be disclosed as, and solely to the extent, required by law, (y) the Commitment Letter and, in the case of clause (2) of this clause (x), the Fee Letter may be disclosed (1) to Target and its advisors in connection with the Acquisition so long as Target and its advisors agree to keep the Commitment Letter and the terms thereof confidential and (2) to your advisors and (z) after your acceptance of this letter and the execution by the Company and Target of the Merger Agreement, you or the Target may make public disclosure of the existence, amount and other material terms (excluding, except to the extent required by law, the terms of any fees and other matters set forth in the Fee Letter) and conditions of our commitment hereunder.

As you know, each of the Lead Lenders and their respective affiliates may from time to time effect transactions, for their respective accounts or the accounts of customers, and hold positions in loans or options on loans of the Company, Target and other companies that may be the subject of this arrangement. In addition, Goldman, Sachs & Co. is a full service securities firm and as such may from time to time effect transactions, for its own account or the account of customers, and hold positions in securities or options on securities of the Company, Target and other companies that may be the subject of this arrangement. In addition, the Lead Lenders may employ the services of their respective affiliates in providing certain services hereunder (including assigning certain of such Lead Lender's obligations hereunder to its affiliates) and may exchange with such affiliates information concerning the Company, Target and other companies that may be the subject of this arrangement, and such affiliates shall be entitled to the benefits afforded to the Lead Lenders hereunder.

With respect to the transactions contemplated hereby, each of GSCP and its affiliates and BMO acknowledges that it has separately entered into confidentiality agreements with you and agree to be bound by the respective terms of such agreements.

Each Lead Lender's commitment hereunder shall terminate (i) on February 13, 1998, unless the Merger Agreement shall have been entered into on or prior to such date, or (ii) on March 31, 1998, unless the closing of the Senior Facilities, on the terms and subject to the conditions contained herein, shall have been consummated on or prior to such date.

                   [Balance of page intentionally left blank]

NY1-568162                                                             EXECUTION

Canadian National Railway Company
February 9, 1998
Page 5




Please confirm that the foregoing is in accordance with your understanding by signing and returning to GSCP, on behalf of the Lead Lenders, a copy of this Commitment Letter and the Fee Letter, on or before the close of business on February 9, 1998, whereupon this Commitment Letter and the Fee Letter shall become binding agreements among us. If not signed and returned as described in the preceding sentence by such date, this offer will terminate on such date. We look forward to working with you on this assignment.


                     Very truly yours,

                     GOLDMAN SACHS CANADA CREDIT
                       PARTNERS CO.


                     By:____________________________________________________
                                        Authorized Signatory



                     GOLDMAN SACHS CREDIT PARTNERS L.P.



                     By:_____________________________________________________
                                         Authorized Signatory


                     BANK OF MONTREAL


                     By:_____________________________________________________
                                     Authorized Signing Officer



ACCEPTED AS OF THE DATE ABOVE:

CANADIAN NATIONAL RAILWAY COMPANY


By:___________________________________________
        Name:
        Title:


NY1-568162                                                             EXECUTION

                                    ANNEX A


In the event that any or all of the Lead Lenders become involved in any capacity in any action, proceeding or investigation brought by or against any person, including, without limitation, stockholders of the Company or Target, in connection with or as a result of either this arrangement or any matter referred to in this Commitment Letter or the Fee Letter (together, the ``Letters''), the Company periodically will reimburse such Lead Lender or Lenders, as the case may be, for its reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. The Company also will indemnify and hold each Lead Lender harmless against any and all losses, claims, damages or liabilities to any such person in connection with or as a result of either this arrangement or any matter referred to in the Letters, except to the extent that any such loss, claim, damage or liability results from the gross negligence or bad faith of such Lead Lender in performing the services that are the subject of the Letters. If for any reason the foregoing indemnification is unavailable to any Lead Lender, or insufficient to hold it harmless, then the Company shall contribute to the amount paid or payable by such Lead Lender as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative economic interests of the Company and its stockholders on the one hand and such Lead Lender on the other hand, in the matters contemplated by the Letters as well as the relative fault of the Company and such Lead Lender with respect to such loss, claim, damage or liability and any other relevant equitable considerations. The reimbursement, indemnity and contribution obligations of the Company under this paragraph shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to any affiliate of each Lead Lender, and the partners, directors, agents, employees and controlling persons (if any), as the case may be, of each Lead Lender, and any such affiliate, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company, each Lead Lender, any such affiliate and any such person. The Company also agrees that none of the Lead Lenders or any of their respective affiliates, partners, directors, agents, employees or controlling persons shall have any liability to the Company, any person asserting claims on behalf of or in right of the Company or any other person in connection with or as a result of either this arrangement or any matter referred to in the Letters except to the extent that any losses, claims, damages, liabilities or expenses incurred by the Company result from the gross negligence or bad faith of such Lead Lender in performing the services that are the subject of the Letters. Prior to entering into any agreement or arrangement with respect to, or effecting, any proposed sale, exchange, dividend or other distribution or liquidation of all or a significant portion of its assets in one or a series of transactions or any significant recapitalization or reclassification of its outstanding securities that does not directly or indirectly provide for the assumption of the obligations of the Company set forth in this Annex A, the Company will notify each Lead Lender in writing thereof (if not so previously notified) and, if requested by the Lead Lenders, shall arrange in connection therewith alternative means of providing for the obligations of the Company set forth in this paragraph, including the assumption of such obligations by another party, insurance, surety bonds or the creation of an escrow, in each case in an amount and upon terms and conditions satisfactory to the Lead Lenders. Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of either this arrangement or any matter referred to in the Letters is hereby waived by the parties hereto. The Company agrees that any suit or proceeding arising out of either this arrangement or any matter referred to in the Letters may be brought in the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City of New York, and the Company agrees to submit to the jurisdiction of, and to venue in, such courts. The provisions of this Annex A shall survive any termination of the arrangement provided by the Letters, and this Commitment Letter shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws.


NY1-568162                          Annex A-1                          EXECUTION

                                    ANNEX B


            Summary of Terms and Conditions of the Senior Facilities


This Summary of Terms and Conditions outlines certain terms of the Senior Facilities referred to in the Commitment Letter, of which this Annex B is a part. Certain capitalized terms used herein are defined in the Commitment Letter and shall have the same meaning when used herein.


Borrowers:         Canadian National Railway Company (the ``Company'') with
                   respect to 50% of each of the Senior Facilities, and Grand
                   Trunk Corporation or another U.S. subsidiary of the Company
                   (``U.S. Borrower''; each of the Company and U.S. Borrower is referred to herein as a ``Borrower'' and collectively as the ``Borrowers'') with respect to the remaining 50% of each of the Senior Facilities; provided, however, that the percentages of the Senior Facilities to be borrowed by each Borrower may be reallocated by the Lead Lenders with the consent of the Company.

Guarantors:        Amounts borrowed under Senior Facilities by each Borrower
                   shall be guaranteed by the other Borrower, and each of the Company's material subsidiaries (i.e., subsidiaries with a tangible net worth of 2% or more of the consolidated tangible net worth of the Company and its subsidiaries), whether now existing or hereafter formed, shall guaranty
                   (collectively, such guarantees are referred to herein as the ``Guaranties'') all obligations under the Senior Facilities;
                   provided that the Target and its subsidiaries shall not be obligated to provide Guaranties until permitted to do so under applicable law.


Arranger, Advisor  Goldman Sachs Credit Partners L.P. and/or its designated
and Syndication    affiliates.
Agent:

Arranger and       Bank of Montreal (``BMO'').
Administrative
Agent:

NY1-568162                          Annex B-1                          EXECUTION

Lenders: The Lead Lenders and/or other banks and financial institutions (the ``Lenders'') selected by the Lead Lenders in consultation with, and with the consent of, the Company, such consent not to be unrea- sonably withheld; provided that the Lenders shall be banks or financial institutions the payments of interest and fees to which are not subject to withholding taxes in Canada or the U.S., as the case may be.

Amount of Senior  US$1.8 billion senior loan (the ``Senior Facilities'')
Facilities:       to include:

                  (i)   US$800 million senior term loans (the ``Term Loan'');

                  (ii) US$1 billion senior revolving credit facility (the ``Revolving Facility'').

                  At the option of the Company, all or any portion of the Revolving Facility available to the Company may be funded in Canadian Dollars.

Availability:     Term Loan:  One drawing may be made under the Term Loan
                  on the Closing Date.

                  Revolving Facility: Amounts available under the Revolving Facility may be borrowed on and after the Closing Date until the maturity date of the Revolving Facility.

Purpose/Use of    Term Loan:  To finance the Acquisition, to refinance
Proceeds:         certain existing indebtedness and to pay fees and
                  expenses associated therewith.

                  Revolving Facility: To finance the Acquisition, to refinance certain existing indebtedness and to pay fees and expenses associated therewith, and for the working capital and general corporate needs (including, without limitation, commercial paper ``backstop'') of the Borrowers and their respective subsidiaries.


Maturity:        Term Loan:              1 year from the Closing Date
                 Revolving Facility:     5 years from the Closing Date


NY1-168162                         Annex B-2                          EXECUTION

Closing Date:     The date on or before March 31, 1998 on which the initial
                  borrowings under the Senior Facilities are made.

Amortization:     None.

Letters of        At the Borrowers' option, up to US$200 million of the
Credit:           Revolving Facility (consisting of up to US$100 million
                  (whether such letters of credit are denominated in U.S. or Canadian Dollars) under the portion of the Revolving
                  Facility available to the Company and up to US$100 million under the portion of the Revolving Facility available to the U.S. Borrower) will be made available for the issuance of letters of credit (``Letters of Credit'').

Interest Rate:    All loans outstanding under the Senior Facilities shall
                  bear interest, at the Borrowers' option, as follows:

                  With respect to the Term Loan:

                          A.  at the Base Rate; or

                          B. at the Eurodollar Rate plus the Applicable Margin per annum.

                  With respect to loans outstanding under the Revolving
                  Facility:

                          A.  at the Base Rate;

                          B. at the Eurodollar Rate plus the Applicable Margin per annum; or

                          C. in the case of loans that are funded in Canadian Dollars, at the Canadian Bankers Acceptance Rate plus the Applicable Margin per annum.



                  The Applicable Margin (and the Facility Fee, as described below) shall be determined based upon the Company's long term senior unsecured debt ratings from time to time as established by Standard & Poor's Corporation (the ``S&P Rating'') and Moody's Investors Service, Inc.
                  (the ``Moody's Rating'') as set forth below:

NY1-168162                         Annex B-3                          EXECUTION

                   Level       Rating                   Applicable      Facility
                                                          Margin           Fee

                     1         A- or A3 or higher          .195%          .080%
                     2         BBB+ or Baa1                .250%          .100%
                     3         BBB or Baa2                 .275%          .125%
                     4         BBB- or Baa3                .300%          .150%
                     5         BB+ or Ba1                  .475%          .200%
                     6         BB or Ba2 or lower          .675%          .250%




                   ; provided that, at any time more    than 50% of the Senior
                   Facilities have been drawn, the A   pplicable Margin, as
                   determined above, shall be increa   sed by .05%.

                   With respect to the determination of the Applicable Margin (and the Facility Fee) pursuant to the S&P Rating and Moody's Rating set forth above, if the S&P Rating and Moody's Rating are not in the same Level, then (x) in the event that there is no more than one level of difference between the Ratings, the level shall be the higher of the S&P Rating and the Moody's Rating and (y) in the event there is more than one Level of difference between the S&P Rating and the Moody's Rating, the Applicable Margin and the Facility Fee shall be the average of the Applicable Margins and Facility Fees, respectively, based upon the two Levels.

                   With respect to any loans made under the Revolving Facility after the Closing Date, a competitive bid rate pricing option shall be made available under customary terms and conditions.

                   For so long as any of the Senior Facilities are outstanding, the Borrowers shall pay to the Administrative Agent for the account of each Lender quarterly in arrears a Facility Fee (determined on the basis of the applicable Level as set forth above) calculated on each Lender's pro rata share of the outstanding amount of the Senior Facilities and any unfunded commitments thereunder in effect from time to time. The Facility Fee shall accrue from the Closing Date.

                   As used herein, (x) the terms ``Base Rate'', ``Canadian Bankers Acceptance Rate'' and ``Eurodollar Rate'' shall have the meanings that are customary and appropriate for financings of this type. Interest on any overdue amounts under the Senior Facilities shall accrue at a rate equal to the Base Rate plus an additional two percentage points (2.00%) per annum and shall be payable on demand.


NY1-168162                         Annex B-4                        EXECUTION

Interest       Monthly for loans bearing interest with reference to the Base
Payments:      Rate; on the last day of selected interest periods (which
               shall be one, two, three and six months; except that, prior to the earlier of 60 days after the Closing Date and completion of primary syndication of the Senior Facilities, only interest periods of one month may be selected) for loans bearing interest with reference to the Eurodollar Rate (and at the end of every three months, in the case of interest periods of longer than three months); and upon prepayment, in each case payable in arrears and computed on the basis of a 360-day year with respect to loans bearing interest at a rate determined by reference to the Eurodollar Rate and a 365-day year with respect to loans bearing interest at a rate determined by reference to the Base Rate or the Canadian Bankers Acceptance
               Rate.

Letter of      The fronting fee payable to BMO, as the issuing Lender, and the
Credit Fees:   other fees payable by the Borrowers with respect to each Letter of Credit shall be specified in the Loan Documents.

Underwriting   As specified in the separate Fee Letter dated as of the date
Fees:          hereof.

Voluntary      The commitments under the Revolving Facility may be permanently
Commitment     reduced by the Borrowers from time to time in whole or in part
Reductions     without premium or penalty.  The Senior Facilities may be
and            prepaid in whole or in part without premium or penalty;
Prepayments:   provided that if loans bearing interest with reference to the
               Eurodollar Rate are prepaid on a day other than the last day of the related interest period, any ``broken funding'' costs in connection with such prepayment shall be paid by the Borrowers.

Mandatory      In the event the capital stock or any of the assets of Target
Prepayments:   or any of its subsidiaries are sold (other than asset sales or network rationalizations in the ordinary course of business) at any time the Voting Trust (as hereinafter defined) is effective, the Company shall immediately apply the net proceeds thereof actually received by the Company and its subsidiaries (other than subsidiaries held through the Voting
               Trust) to repay the Senior Facilities.

NY1-168162                         Annex B-5                        EXECUTION

                   Any such mandatory prepayments shall be applied without penalty or premium (except for breakage costs, if any), to repay, first, the Term Loans and second, outstanding loans under the Revolving Facility (with corresponding commitment reductions); provided, however, that such prepayment of loans under the Revolving Facility shall not be required if (i) the Company's S&P Rating is BBB or higher or its Moody's Rating is Baa2 or higher and (ii) the commitments under the Revolving Facility do not exceed US$700 million. Any such mandatory prepayments of the Term Loans or the Revolving Facility shall be applied pro rata to the loans to each Borrower under the applicable Senior Facility.


Representations    Customary and appropriate including, without limitation due
and Warranties:    organization and authorization, execution, delivery and
                   enforce ability of the Loan Documents, financial condition, no material adverse change, title to properties, litigation, payment of taxes, compliance with laws, environmental and pension matters, consents and approvals and full disclosure.

Covenants:         Customary and appropriate affirmative and negative covenants, including, without limitation, financial covenants related to minimum fixed charge coverage (provided that such financial covenant shall not apply so long as the Company's S&P Rating is BBB+ or higher or its Moody's Rating is Baa1 or higher), a maximum ratio of total debt to total capitalization and a minimum tangible net worth requirement (such financial covenants to be structured in a manner appropriate for credits of this nature). Other covenants will include, without limitation, limitations on liens, investments, mergers and acquisitions, and sales of assets, including exceptions and baskets to be mutually agreed upon.


Events of Default: Customary and appropriate including, without limitation, failure to make payments when due or within an applicable grace period, defaults under other indebtedness in excess of specified amounts to be agreed upon, noncompliance with covenants (with grace periods where appropriate), breaches of representations and warranties, bankruptcy, judgments in excess of specified amounts, invalidity of Guaranties, and ``changes of control'' (to be defined in a mutually agreed upon manner).

NY1-568162                          Annex B-6                          EXECUTION

Conditions      1. Satisfactory Documentation.  The definitive documentation
Precedent          evidencing the Senior Facilities shall be prepared by
to Initial         counsel to the Arranger and shall be in form and
Borrowings:        substance reasonably satisfactory to the Arranger
                   and the Lenders.

                2. Acquisition Structure and Documentation.  The structure utilized to consummate the Acquisition (including, without limitation, the Voting Trust) and the definitive documentation relating thereto (the ``Definitive Acquisition Documents'') and the terms and conditions thereof shall be in form and substance reasonably satisfactory to the Lead Lenders (it being understood that such structure shall be satisfactory in form and substance to Lead Lenders if substantially as set forth in the draft merger agreement delivered to Lead Lenders most recently prior to their execution of this Commitment Letter), and the Definitive Acquisition Documents shall be in full force and effect in all material respects.

               3. Consummation of Tender Offer. Merger Sub shall have acquired not less than the Minimum Shares pursuant to the Tender Offer, and all other aspects of the Tender Offer shall have been consummated pursuant to the Definitive Acquisition Documents, no provision of which shall have been amended, supplemented, waived or otherwise modified in any material respect without the prior written consent of the Agents.

               4. Discharge of Existing Debt and Liens. Concurrently with or prior to the borrowing under the Senior Facilities, to the extent necessary to permit the consummation of the Acquisition and the borrowings contemplated under the Senior Facilities, pre-existing indebtedness of the Company and its subsidiaries under their existing revolving credit agreements shall have been repaid.

               5. Existing Debt of Target. Concurrently with or prior to the borrowing under the Senior Facilities, the terms of any material pre-existing indebtedness of Target and its subsidiaries shall have been modified or waived or such indebtedness shall have been repaid, in each case to the extent necessary to permit the consummation of the Acquisition and the borrowings contemplated under the Senior Facilities.

NY1-168162                         Annex B-7                          EXECUTION

                6. Environmental Matters. The Lenders shall have received information in form, scope and substance reasonably satisfactory to the Lead Lenders concerning any environmental liabilities.

                7. No Material Adverse Change. Since September 30, 1997, there shall not have been (x) any material adverse change in or effect on, either individually or in the aggregate, the condition, operations, properties, business or results of operations of the Company and its subsidiaries, taken as a whole, or of Target and its subsidiaries, taken as a whole, which adversely affects or could reasonably be expected to adversely affect the ability of the Company and its subsidiaries, taken as a whole, or of Target and its subsidiaries, taken as a whole, to perform any of their obligations under the Senior Facilities or (y) any information submitted to Arranger or Administrative Agent that proves to have been inaccurate, incomplete or misleading in any material respect. No information, condition or event shall have occurred or come to the attention of the Lenders after the date of execution of the Commitment Letter that (i) relates to the Company or Target or their respective subsidiaries, (ii) is inconsistent with the written information previously disclosed to the Lead Lenders in connection with the Senior Facilities and (iii) would reasonably be expected to result in a material adverse change in or effect on, either individually or in the aggregate, the condition, operations, properties, business or results of operations of the Company, Target and their respective subsidiaries, taken as a whole, which change or effect adversely affects or could reasonably be expected to adversely affect the ability of the Company, Target and their respective subsidiaries, taken as a whole, to perform any of their obligations under the Senior Facilities.

                8.   Financial Statements.  The Lenders shall have received
                     (x) the audited financial statements for the Company and its subsidiaries and the audited financial statements (or, if audited financial statements are unavailable, unaudited financial statements) for Target and its subsidiaries, in each case for the year ending December 31, 1997, (y) a pro forma balance sheet prepared in accordance with U.S. GAAP for the Company and its subsidiaries giving effect to the Acquisition and (z) financial projections for Company and its subsidiaries after giving effect to the Acquisition for a period of not less than five years following the Closing Date.


NY1-168162                         Annex B-8                          EXECUTION

               9. Consents and Approvals. All necessary governmental and shareholder approvals and all material third party approvals required in connection with the Senior Facilities and the Acquisition (other than approval of the Acquisition from the STB) shall have been obtained and remain in effect, and all applicable waiting periods shall have expired without any action being taken by any applicable authority. Without limiting the generality of the foregoing, the Company shall have received an informal non-binding opinion of the federal Surface Transportation Board (the ``STB'') that any voting trust established in connection with the Acquisition (the ``Voting Trust'') meets the requirements of the STB and shall have filed with the STB a copy of any such voting trust and a copy of any Schedule 13D filed with the Securities and Exchange Commission in connection with the Acquisition.

              10. Payments of Amounts Due. All costs, fees, expenses (including, without limitation, reasonable legal fees and expenses and recording taxes and fees) and other compensation contemplated hereby payable to the Arranger, Syndication Agent, the Administrative Agent, Co-Documentation Agents or the Lenders shall have been paid to the extent incurred prior to the Closing Date and invoiced at least one business day prior to the Closing Date.

              11. Customary Closing Documents. All documents required to be delivered under the definitive financing documents, including customary legal opinions, corporate records and documents from public officials and officers' certificates, shall have been delivered.




Conditions    Prior written notice of borrowing, the accuracy of
to All        representations and warranties, and the absence of any default or
Borrowings:   potential event of default.

Assignments   The Lenders may assign all or, in an amount of not less than
and           US$10 million, any portion of their share of the Senior
Participa-    Facilities to affiliates or one or more banks, financial
tions:        institutions or other entities that are eligible assignees (to be described in the Loan Documents) which are acceptable to the Borrowers and the Administrative Agent, such consent not to be unreasonably withheld, and upon such assignment, such affiliate, bank, financial institution or entity shall become a Lender for all purposes of the loan documentation; provided that assignments made to affiliates of Lenders and other Lenders shall not be subject to the US$10 million minimum assignment requirement.
              The Lenders will have the right to sell participations, subject to customary limitations on voting rights, in their share of the Senior Facilities.


NY1-168162                         Annex B-9                          EXECUTION

Requisite         Lenders holding 51% of total commitments or exposure under
Lenders:          the Senior Facilities, except that (x) any amendment which would disproportionately affect the obligation of any obligor to make payment of the loans under the Revolving Facility or the Term Loan shall not be effective without the approval of holders of 51% of such class of holders and (y) any amendment with respect to certain matters relating to the interest rates, maturity and the definition of Requisite Lenders, Requisite Lenders will be defined as Lenders holding 100% of total commitments or exposure under the Senior Facilities.


Taxes, Reserve    All payments are to be made free and clear of any taxes
Requirements and  (other than taxes on overall net income and franchise taxes
Indemnities:      imposed in lieu thereof), imposts, assessments, withholdings or other deductions whatsoever.

                  The Borrowers will indemnify the Lenders against breakage costs and all increased costs of capital resulting from reserve requirements or otherwise imposed, in each case subject to customary increased costs, capital adequacy and similar provisions to the extent not taken into account in the calculation of the Base Rate or the Eurodollar Rate.


Indemnity:        The Borrowers will provide standard indemnification for the
                  Arranger, Syndication Agent, Administrative Agent,
                  Co-Documentation Agents and Lenders with an exception for gross negligence or wilful misconduct.


Governing Law     The Borrowers and each Guarantor will submit to the
and Jurisdiction: non-exclusive jurisdiction and venue of the federal and state courts of the State of New York and shall waive any right to trial by jury. New York law shall govern the Loan Documents.


The foregoing is intended to summarize certain basic terms of the Senior Facilities. It is not intended to be a definitive list of all of the requirements of the Lenders in connection with the Senior Facilities.


NY1-168162                         Annex B-10                         EXECUTION